09040458



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-2008___ AND ENDING ___12-31-2008___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Pacific Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
28245 Avenue Crocker, Suite 106

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Valencia   CA   91355
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis   661-257-9711
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons
                    (Name – if individual, state last, first, middle name)

8677 Villa La Jolla Drive, #1110   San Diego, CA 92037
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___John D. Lewis___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Southern Pacific Securities, Inc.___ , as of ___12-31___ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___No Exceptions___

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____ _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of _____Kern_____

CHERYL A. BRUNING
Commission # 1646676
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2010

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this

_27nd_ day of ____April____, 20_09_, by
Date   Month   Year

(1)_____John W. Lowrie_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

                                    (and

(2)_____N/A_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____Cheryl A. Bruning_____
Signature of Notary Public

───────────── OPTIONAL ─────────────

Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _Annual Audit - 2008_

Document Date: _12/31/08_ Number of Pages: _2_

Signer(s) Other Than Named Above: _none_

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SOUTHERN PACIFIC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2008

PRESENTED BY
TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037

Southern Pacific Securities, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

Auditor's Report

Statement of Financial Condition December 31, 2008

Statement of Income (Loss) December 31, 2008

Statement of Changes in Stockholder's Equity December 31, 2008

Statement of Cash Flows December 31, 2008

Notes to Financial Statements December 31, 20078

Schedule I Computation of Net Capital December 31, 2008

Schedule II Computation of Net Capital Requirement December 31, 2008

Schedule III Computation of Aggregate Indebtedness December 31, 2008

Auditor's Report on Internal Controls

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALFORNIA 92037
619-846-0756
FAX 866-419-9560

To the stockholder of
Southern Pacific Securities, Inc.

I have audited the accompanying statement of financial condition of Southern Pacific
Securities, Inc. (a California Corporation) as of December 31, 2008, and the related
statements of income (loss), changes in stockholder's equity and cash flows for the year
then ended and the schedules of computation of net capital, computation of net capital
requirement, and computation of aggregate indebtedness as of December 31, 2008.
These financial statements are the responsibility of the company's management. My
responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used
and significant statement presentation. I believe that my audit provides a reasonable
basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Southern Pacific Securities, Inc. as of December 31,
2008, and the results of its operations and cash flows for the year then ended in
conformity with U.S. generally accepted accounting principles. Further, in my opinion,
the data shown in the schedules of computation of net capital, computation of net capital
requirement and computation of aggregate indebtedness as of December 31, 2008,
presents fairly, in all material aspects the information set forth therein.

Timothy A Coons, CPA

San Diego, California USA
February 6, 2009

Southern Pacific Securities, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 22.210	$ -	$ 22.210
Accounts Receivable	$ 665	$ -	$ 665
Total Assets	$ 22,875	$ -	$ 22,875

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 394
Total Liabilities	394
Stockholder's Equity	
Capital Stock	10,000
Retained Earnings	12,481
Total Stockholder's Equity	22,481
Total Liabilities and Equity	$ 22,875

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2008

Revenues:

Commissions	S 6,394
Revenues from investments	81,382
Other revenue	12,308
Total Revenues	100,084

Costs and Expenses:

Commissions	75,876
Regulatory fees	1,979
Occupancy	6,000
Insurance	2,174
Telephone	2,426
Automotive and travel	5,363
Office	4,180
Other	1,690
Total Costs and Expenses	99,688
Net Income (Loss) Before Taxes	396
Taxes	800
Net Income (Loss) for the Year	$(404)

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	1,000 Shares of Common Stock	Retained Earnings
Balances, December 31, 2007	$ 10,000	$ 12,885
Net Income (Loss) for the Year		(404)
Balances, December 31, 2008	$ 10,000	$ 12,481

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flow from Operating Activities-

Net Income (Loss) for the Year	$(404)
Add (Deduct) –	
Decrease in accounts receivable	453
Decrease in accounts payable	(305)
Net Cash provided (used) by Operating Activities	(256)
Cash Balance, December 31, 2007	$ 22,466
Cash Balance, December 31, 2008	$ 22,210

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Schedule I
Computation of Net Capital
December 31. 2008

Net Capital	
Stockholder's Equity	$ 22.481
Additions (Deductions) from Equity	
Non-allowable assets	(-)
Net Capital	$ 22.481

Schedule II
Computation of Net Capital Requirement
December 31. 2008

Minimum Net Capital Based on 6.67% Aggregate	
Indebtedness	$ 26
Minimum Dollar Requirement	5,000
Excess Net Capital	17,481
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	22,442

Schedule III
Computation of Aggregate Indebtedness
December 31. 2008

Total aggregated indebtedness from liabilities	
From financial condition	$ 394
Ratio of aggregated indebtedness to net capital	1.8%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5. Part IIA for the year ended December 31. 2008.

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2008

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Wedbush for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $22,481, which is $17,481 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2008.

Initial unaudited net capital	$22,481
Audited net capital	$22,481

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net loss per share on the 1,000 shares of common stock outstanding during 2008 was $(0.40).

Note 4: Exemption from Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2008 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALFORNIA 92037
619-846-0756
FAX 866-419-9560

To the Stockholder and Board of Directors
Southern Pacific Securities, Inc.

I have examined the financial statements of Southern Pacific Securities, Inc. (a California corporation) as of December 31, 2008 and have issued an auditor's report thereon dated February 6, 2009.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2008 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Timothy A Coons, CPA

San Diego, California USA
February 6, 2009